ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

February 13, 2014

VIA EDGAR

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IMS Health Holdings, Inc.

Registration Statement on Form S-1, filed January 2, 2014

File No. 333-193159

Dear Mr. Eckstein:

On behalf of IMS Health Holdings, Inc. (“the “Company”), we submit for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s above referenced Registration Statement on Form S-1, together with Exhibits, marked to indicate changes to the Registration Statement filed with the SEC on January 2, 2014 (the “Registration Statement”).

Amendment No. 1 reflects responses of the Company to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated January 29, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have repeated the Staff’s comments below, followed by the Company’s response. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and will provide sufficient time for the Staff to review a pre-effective amendment with a price range included and with the related information now appearing blank throughout the document completed.

2.	As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus. Upon review of such materials, we may have further comments. For guidance, see Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and will provide copies of any artwork or graphics that it intends to use in sufficient time for the Staff to complete its review and comment.

Cover Page

3.	Please revise your cover page to concisely explain the term “Sponsors” in accordance with Securities Act Rule 421(b).

Response to Comment 3:

The Company has revised the cover page of the prospectus of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Table of contents, page i

4.	Please move the text other than the table of contents and the two paragraphs immediately following to a portion of the filing that is not subject to the requirements of Securities Act Rule 421(d).

Response to Comment 4:

The Company has revised the Registration Statement in response to the Staff’s comment. Amendment No. 1 revises the Registration Statement to move the text other than the table of contents and the two paragraphs immediately following from page i of the Registration statement to page 1 of Amendment No. 1.

Industry and market data, page ii

5.	Regarding the third party industry data you cite in your prospectus, please tell us whether any of the reports were prepared for your company or for the offering. Also, provide us with supplemental copies of third party and IMS Institute reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus. Ensure that the materials you provide include support for the disclosure in the last three sentences of the second full paragraph on page 86. Finally, where appropriate, provide concise disclosure regarding the business of your subsidiary IMS Institute, which has provided much of the market data.

Response to Comment 5:

The Company respectfully advises the Staff that it has supplementally provided copies of third party and IMS Institute reports that it cites and from which the data in the prospectus is extracted. The Company respectfully informs the Staff that none of such reports were prepared for this offering, although certain of such reports were prepared for the Company, as indicated in the supplemental materials, for internal market assessment and planning purposes. The Company has marked the reports appropriately to designate the portions it is relying upon to make the statements in the prospectus.

The Company confirms that the materials provided include support for the disclosure in the last three sentences on the second full paragraph on page 86 of the Registration Statement.

Finally, the Company has updated page ii of Amendment No. 1 to provide concise disclosure regarding the business of its subsidiary, the IMS Institute.

Prospectus summary

Our Company, page 1

6.	In the second paragraph, please disclose the criteria used to determine your “top” clients. Likewise, provide equivalent disclosure for the top 100 companies in the paragraph below the bullet points on page 93. In this regard, we note from your disclosure on page 93 that no client accounted for more than 8% of revenues.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Response to Comment 6:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 1, 8, 81, and 89 of Amendment No. 1 revise the Registration Statement to disclose that the criteria used to determine its “top” clients is 2013 revenue paid to the Company. Page 93 of Amendment No. 1 revises the Registration Statement to indicate that the criteria used to determine the top 100 global pharmaceutical and biotechnology companies is by their revenues.

7.	Regarding your non-GAAP disclosure on page 4, please provide a reconciliation of the 12-month period to the most comparable GAAP financial measure. In addition, briefly clarify why you are providing 12-month data for the period ended September 30, 2013.

Response to Comment 7:

The Company has revised the Registration Statement in response to the Staff’s comment. The Company informs the Staff that it previously used the 12-month data for the period ended September 30, 2013 as it was the most recent 12-month data available. The Company advises the Staff that Amendment No. 1 revises the Registration Statement, including pages 4 and 5, to remove nine and 12-month ended September 30, 2013 data. Page 19 of Amendment No. 1 revises the Registration Statement to include a reconciliation of the year end non-GAAP data to the most comparable GAAP financial measure.

Our market opportunity, page 4

8.	Please provide support for your claim in the first paragraph in this section regarding market size. In addition, provide support for your statement in the second full paragraph on page 5 that the life sciences industry is “generating $1 trillion in annual revenue.”

Response to Comment 8:

The Company respectfully advises the Staff that it has supplementally provided support for its claim in the first paragraph of “Our market opportunity” on page 5 of the Registration Statement regarding market size and for the statement in the second full paragraph on page 5 that the life sciences industry is “generating $1 trillion in annual revenue.”

Pages 5 and 84 of Amendment No. 1 revise the Registration Statement to indicate that certain of the market opportunities set forth in the Registration Statement are based on the Company’s estimates.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Risk factors, page 19

9.	You have completed a number of acquisitions since 2011 and state on page 8 that you expect to continue to acquire assets. In this regard, we note that you have a significant amount of goodwill on your balance sheet. Please tell us what consideration you gave to including a risk factor that highlights the risk from charges to your operating results based on goodwill impairment and its effects on your operating results, business, and financial position.

Response to Comment 9:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 35 of Amendment No. 1 revises the Registration Statement to add disclosure that charges to its earnings resulting from impairments of goodwill or other intangible assets may affect its operating results, business and financial position. The Company also directs the Staff to Critical accounting estimates on page 72 of Amendment No. 1.

If we are unsuccessful at investing in growth opportunities…, page 19

10.	Please consider revising this risk factor or including a separate risk factor emphasizing that the proceeds of this offering will not be used to invest in growth opportunities for your business but rather to fund your debt, pay holders of outstanding phantom options, and pay a termination fee on your management services agreement to your Sponsors. In addition, in order to emphasize the challenges you face in emerging markets, consider providing a separate risk factor that highlights the emerging market risk you mention in this risk factor.

Response to Comment 10:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 14 and 43 of Amendment No. 1 revise the Registration Statement to further describe the purpose for which the proceeds of the offering will be used and to emphasize that the proceeds of this offering will not be used to invest in growth opportunities, and also highlights this point in the risk factor on page 22.

Page 22 of Amendment No. 1 revises the Registration Statement to highlight risks related to investments in emerging markets. The Company respectfully advises the Staff that it has also updated the risk factor on page 29 of Amendment No. 1: “Our business is subject to international economic, political and other risks that could negatively affect our results of operations and financial condition.” to emphasize the challenges it faces in emerging markets.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Restrictions imposed in the Senior Secured Credit Facilities…, page 35

11.	Please revise the last sentence of the second paragraph on page 36 to clarify, if true, that substantially all your tangible and intangible assets are pledged to secure you senior secured credit facilities. We note your disclosure in the second paragraph on page F-27.

Response to Comment 11:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 39 of Amendment No. 1 revises the Registration Statement to clarify that substantially all of its tangible and intangible assets are pledged to secure its senior secured credit facilities, and to provide other additional detail regarding such assets.

Use of proceeds, page 40

12.	You disclose here and on page 13 that you are using the net proceeds to refinance a portion of your long-term debt. Please provide the interest rate and maturity of the debt to be discharged, and to the extent that the debt was incurred within one year, describe the use of proceeds of the indebtedness. Refer to Item 504 Instruction 4 of Regulation S-K.

Response to Comment 12:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 14 and 43 of Amendment No. 1 revise the Registration Statement to provide the interest rate and maturity of the debt to be discharged and page 43 of Amendment No. 1 revises the Registration Statement to provide for the indebtedness incurred within one year, and the use of proceeds of such indebtedness in accordance with Item 504 Instruction 4 of Regulation S-K.

Dividend policy, page 41

13.	In the first full risk factor on page 33 you state that your ability to pay dividends is limited by covenants. We also note your disclosure regarding your indebtedness beginning on page 145. Please provide a materially concise description of the provisions in your agreements that place limits on your ability to pay dividends.

Response to Comment 13:

The Company has revised the risk factor on page 36 and the descriptions of the terms of the Company’s indebtedness on pages 152 and 156 of Amendment No. 1 in response to the Staff’s comment to describe the material provisions in its debt agreements that place limits on its ability to pay dividends.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Selected and pro forma consolidated financial data, page 46

14.	Please clarify the following with respect to your pro forma earnings per share calculations:

•	Why your “As adjusted pro forma earnings per share” calculation includes an adjustment to shares used in computing basic EPS for shares issued to repay outstanding debt, but does not include an adjustment for shares issued to fund the Recapitalization, and why it includes an adjustment to shares used in computing diluted EPS for shares used to fund the Recapitalization, but not an adjustment for shares used to repay outstanding debt.

•	What consideration you gave to presenting one pro forma presentation that includes adjustments for dividends to be paid out of proceeds from the offering and adjustments for debt that will be repaid out of proceeds from the offering. In this regard, we note that both of these transactions are attributable to your offering.

•	What consideration you gave to also including a pro forma adjustment for the proceeds that will be used to pay the holders of cash-settled stock appreciation rights that you describe on page 40. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response to Comment 14:

The Company has revised the Registration Statement in response to the Staff’s comment, and has revised pages 18, 19, 51 and 52 of Amendment No. 1 to clarify and update the pro forma EPS presentation to adjust for the dividend paid in 2013, the debt that will be repaid at the closing of the offering, and the payment to the holders of cash-settled stock appreciation rights, or Phantom SARs that will be paid at the closing of the offering. The Company respectfully advises the Staff that it will include the pro forma financial data to complete the table once the price range of the offering has been determined.

Management’s discussion and analysis of financial condition and results of operation

Outlook, page 51

15.	Refer to the first bullet point. Please disclose the reason for your belief that revenue from your technology services offerings will grow at a faster rate than revenue from your information offerings.

Response to Comment 15:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 54 of Amendment No. 1 revises the Registration Statement to disclose the reason for its belief that revenue from its technology services offerings will grow at a faster rate than revenue from its information offerings.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Sources of revenue, page 52

16.	We note your disclosure that over 80% of your information revenue comes from subscription based contracts and, as a result, historically this revenue has been recurring and predictable. Tell us what consideration you gave to disclosing your retention rates for your information customers for each period presented.

Response to Comment 16:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 55 of Amendment No. 1 revises the Registration Statement to disclose that approximately 90% of its information revenue in each of the last three years comes from subscription or license based contracts. The Company also advises the Staff that it has disclosed on pages 1, 8, 81, and 89 that the retention rate for the Company’s top 1,000 clients from 2012 to 2013 was approximately 99%.

Results of operations, page 53

17.	We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us what consideration you gave to quantifying the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835.

Response to Comment 17:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 58 and 59 of Amendment No. 1 revise the Registration Statement to provide comparative headcount data to assist in explaining significant fluctuations related to changes in its personnel levels.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Revenue, page 55

18.	We note that the discussion of total revenue in the first paragraph does not exclude the impact of foreign currency translation like your results in the immediately following two paragraphs. Please revise.

Response to Comment 18:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 57 of Amendment No. 1 revises the Registration Statement to exclude the impact of foreign currency translation similar to the exclusion of the impact of foreign currency translation in the disclosure in the immediately following paragraph.

19.	In the first paragraph in this section, please disclose the reason for the increases in revenue from both information offerings and technology services. In addition, disclose the reason behind the increase in technology services for all periods presented.

Response to Comment 19:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 57 of Amendment No. 1 revises the Registration Statement to disclose the reason for increases in revenue from both information offerings and technology services, as well as the reason behind the increase in technology services for all periods presented.

Operating income (loss), page 58

20.	In the last sentence of each of the three paragraphs in this section you disclose that operating income increased absent certain charges. Please ensure that the charges you exclude are consistent among periods.

Response to Comment 20:

The Company respectfully advises the Staff that the charges excluded in this section are consistent among periods. The Company has revised the Registration Statement in response to the Staff’s comment and pages 59 and 60 of Amendment No. 1 revise the Registration Statement to clarify this point.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Foreign exchange risk, page 80

21.	We note your disclosure that in February 2013, the Venezuelan government announced the devaluation of its currency and the official exchange rate was adjusted from 4.3 Bolivars to each U.S. dollar to 6.30, and that you maintain certain account balances in Bolivars (mainly cash and cash equivalents) that are required to be marked to market with changes reflected as gains or losses in income. Please clarify the percentage of your cash and cash equivalents that are maintained in Bolivars. You further state that Venezuelan is currently considered highly inflationary, and as such, all foreign currency fluctuations are recorded in income for certain account balances at your Venezuelan operating subsidiary. Please clarify the percentage of your net assets and cash and cash equivalents held by your Venezuelan subsidiaries, and the percentage of revenues generated by your Venezuelan subsidiaries. Please also clarify whether there are currently any government restrictions on the ability of your Venezuelan subsidiary to access foreign exchange markets and purchase U.S. dollars, and how these may impact its ability to distribute earnings or execute business plans.

Response to Comment 21:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 80 of Amendment No. 1 revises the Registration Statement to clarify: (i) the percentage of cash and cash equivalents that it maintains in Bolivars, (ii) the percentage of its net assets and cash and cash equivalents held by its Venezuelan subsidiaries, and the percentage of revenues generated by its Venezuelan subsidiaries and (iii) the government restrictions on the ability of its Venezuelan subsidiaries to access foreign exchange markets and purchase U.S. dollars, and how these may impact such subsidiaries’ ability to distribute earnings or execute business plans.

Business, page 82

22.	Please consider providing a diagram illustrating the processing of your data from the acquisition stage to its ultimate sale to your clients. The added disclosure should explain the various ways that it is processed through your Centers of Excellence and operations hubs.

Response to Comment 22:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 87 and 88 of Amendment No. 1 revise the Registration Statement to provide narrative disclosure describing the processing of its data from the acquisition stage to the ultimate sale to its clients, including the various ways that it is processed through its Centers of Excellence and operations hubs. As the process for Company data from acquisition to ultimate sale is complex, the Company respectfully believes a narrative disclosure will be more useful to investors than a diagram.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

23.	Where appropriate, please explain the term “longitudinal, anonymous patient records” that you use in the first paragraph and in your Prospectus summary.

Response to Comment 23:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 1 and 81 of Amendment No. 1 revise the Registration Statement to explain the term “longitudinal, anonymous patient records.”

24.	In an appropriate place in the Business section, please provide a description of the portion of your business that is subject to renegotiation or termination at the election of the government. Also, on page 97 or where appropriate, disclose the nature of the potential non-compliance.

Response to Comment 24:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 31 of Amendment No. 1 revises the Registration Statement to provide a description of the portion of its business that is subject to renegotiation or termination at the election of the government.

Page 97 of Amendment No. 1 revises the Registration Statement to disclose the nature of the potential non-compliance of IMS Government Solutions Inc.

25.	In your first risk factor, you disclose the importance of your reliance on third parties for data. You further disclose on page 94 that you collaborate with “data suppliers and trusted third parties.” Please provide a more detailed description of the material terms of your relationships with both suppliers and trusted third parties. In this regard, we note the second full paragraph on page 96. Advise of the consideration given to filing any supply agreements pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 25:

Notwithstanding the fact that the receipt of data is critical to its business, the Company respectfully advises the Staff that the Company currently engages a diverse set of data suppliers that number in the thousands, and it does not believe any individual supplier or single agreement with an individual supplier is material to its business. Additionally, the Company respectfully submits that it does not believe that any of its agreements with its suppliers are required to be disclosed under Item 601(b)(10) of Regulation S-K as a material contract. With respect to these agreements with data suppliers, the Company advises the Staff that the Company has contracted with multiple suppliers in the course of collection of its data and such agreements are entered into in the ordinary course of the Company’s business. Accordingly, because (i) these agreements are entered into in the

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any such agreement or any single supplier, the Company believes that these agreements need not be disclosed pursuant to Item 601(b)(10) of Regulation S-K. Page 92 of Amendment No. 1 revises the Registration Statement to add disclosure explaining that the Company’s contractual arrangements with its data suppliers number in the thousands, and are tailored to the counterparty and vary significantly in their terms. Page 21 of Amendment No. 1 revises the Registration Statement to add disclosure that its data suppliers are numerous and diverse.

Our technology, page 92

26.	Refer to the last bullet point in this section. Please clarify your disclosure to explain the reason for structuring your operations as you describe in this bullet point, including the reason for using Manila as your global hub. Also explain the concept of “cleaning and standardizing services.”

Response to Comment 26:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 93 of Amendment No. 1 revises the Registration Statement to explain the reasons for structuring the Company’s operations as described in the referenced bullet in the Registration Statement and for choosing Manila as its global hub.

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 87 and 88 of Amendment No. 1 revise the Registration Statement to explain the concept of “cleaning and standardizing services.”

Executive Compensation

Principal objectives of our compensation program for named executive officers, page 108

27.	Please expand your disclosure to explain the “certain other” working capital items you mention in the penultimate sentence in the carryover paragraph at the top of page 109.

Response to Comment 27:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 110 of Amendment No. 1 revises the Registration Statement to expand its disclosure to explain the “certain other” working capital items.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Market surveys, page 110

28.	In the last sentence of the second paragraph, you state that you used survey data “on a limited basis” to determine the size of equity award grants. Please clarify here or on page 115 how you use the survey data. To the extent that it is used as a benchmark similar to its use in setting total cash compensation, you should consider providing equivalent disclosure.

Response to Comment 28:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 111 and 112 and page 117 of Amendment No. 1 revise the Registration Statement to clarify how the Company uses survey data. The Company respectfully advises the Staff that survey data is not used for formal benchmarking purposes.

Short-term incentive plans, page 112

29.	Please clarify the disclosure in the first full paragraph on page 113 to indicate how the funding level of the pool changes when Adjusted EBITDA is within the threshold and maximum amounts, but does not equal the target. Also provide similar disclosure for the target Cash Flow Percentage discussion in the carryover paragraph at the bottom of page 113.

Response to Comment 29:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 114 of Amendment No. 1 revises the Registration Statement to indicate that there is interpolation between the threshold and target Adjusted EBITDA goals and, separately, between the target and the maximum Adjusted EBITDA goals for purposes of determining the funding level under the Company’s annual incentive plan.

Page 115 of Amendment No. 1 revises the Registration Statement to add disclosure in the target Cash Flow Percentage discussion to indicate that there is interpolation between the target Cash Flow Percentage and achievement at the 90% level and, separately, between the target Cash Flow Percentage and achievement at the 80% level for purposes of determining the funding level under the Company’s annual incentive plan.

Long-term incentive awards, page 114

30.	We note your disclosure in the second paragraph on page 116 that in certain circumstances options may vest if “Sponsors realize certain returns on their investment in us or certain internal rates of return on their investment in us.” Please tell us what consideration you gave to disclosing the rates of return you refer to in this paragraph. Refer to Item 402(e)(1) of Regulation S-K.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Response to Comment 30:

The Company respectfully advises the Staff that it has not revised the Registration Statement in response to the Staff’s comment. The Company respectfully submits that the disclosure of the specific returns on investment and internal rates of return that need to be realized by the Sponsors in order to trigger vesting of the performance-based options held by the Company’s named executive officers is not material to the Company’s executive compensation policies or decisions with respect to fiscal year 2013 or to an understanding of the Company’s Summary Compensation Table or its Grants of Plan-Based Awards table for fiscal 2013, as no stock options were granted to the Company’s named executive officers in our 2013 fiscal year. Further, the Company respectfully submits that the disclosure of such rates of return are not material to an understanding of the Company’s long-term equity compensation program for its named executive officers because such rates of return serve only as a vesting trigger for the Company’s performance-based options if one-year (or, in certain circumstances, two-year) Adjusted EBITDA targets have not been met generally with respect to the first five years that begin with or, for certain options, follow, the year in which they were granted. Because a substantial majority of the performance-based stock options held by the Company’s named executive officers were granted in 2010 and 2011 and because the Adjusted EBITDA targets set forth in the Company’s stock option award agreements have been met with respect to each of the one-year periods relating to 2010 through 2013 (as described on Page 118 of Amendment No. 1, including the extent to which the Adjusted EBITDA target with respect to fiscal 2013 was met), a substantial majority of the performance-based stock options held by the Company’s named executive officers have already vested. Therefore, such rates of return will not be relevant for a substantial majority of the performance-based options held by the Company’s named executive officers.

Certain relationships and related party transactions

Stockholders’ agreement, page 137

31.	Please expand to disclose the material provisions of the stockholders’ agreement that will likely not be terminated in connection with the IPO. Provide similar disclosure for the agreement described in the first full paragraph on page 140.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Response to Comment 31:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 144 of Amendment No. 1 revises the Registration Statement to disclose the material provisions of the stockholders’ agreement and the management stockholders and registration rights agreements that will likely not be terminated in connection with the offering, with the exception of certain governance rights which have not yet been determined and will be included in a subsequent amendment to the Registration Statement.

Principal and selling stockholders, page 140

32.	In footnotes (1) and (3) in this section, you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Response to Comment 32:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 149 of Amendment No. 1 revises the Registration Statement to remove the disclaimers.

Description of capital stock, page 152

33.	Please disclose the number of common equity holders. Refer to Item 201(b)(1) of Regulation S-K.

Response to Comment 33:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 159 of Amendment No. 1 revises the Registration Statement to disclose the number of common equity holders.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue Recognition. page F-11

34.	We note your disclosure that your information deliverables qualify as separate units of accounting as you have objective and reliable evidence of fair value for any undelivered items. Please clarify whether you consider these multiple element arrangements to contain software elements, and tell us the authoritative accounting guidance you are following in accounting for these arrangements.

Response to Comment 34:

The Company respectfully advises the Staff that the Company does not consider its multiple element arrangements that are accounted for under Accounting Standards Codification (ASC) 605-25, Revenue Recognition – Multiple Element Arrangements, to contain a material amount of software revenue components.

35.	Please revise your disclosure to describe the length of your subscription arrangements, and any cancellation terms.

Response to Comment 35:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 72 and F-11 of Amendment No. 1 revise the Registration Statement to include, in the description of the Company’s revenue recognition policy, additional disclosure describing the typical length of its subscription agreements and general cancellation terms.

36.	Please tell us whether there are any set up fees included with your offerings and how you account for these fees.

Response to Comment 36:

The Company respectfully advises the Staff that its technology services offerings do not include set up fees.

37.	Please revise your disclosures to describe the nature of your technology service offerings and the periods over which these engagements are performed. Please also clarify the nature of your services that are recognized on a straight-line basis over the term of the arrangement and those that are recognized on an efforts based method. Further, we note your disclosure on page 52 that your revenue from technology services includes multi-year software licenses. Please clarify whether you consider these arrangements to include software elements and the authoritative accounting guidance you are following for these arrangements.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Response to Comment 37:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 73 and F-11 of Amendment No. 1 revise the Registration Statement to describe the nature of its technology service offerings and the periods over which these engagements are performed.

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 77 and F-11 of Amendment No. 1 revise the Registration Statement to clarify the nature of its services that are recognized on a straight-line basis over the term of the arrangement and those that are recognized on an efforts based method.

The Company respectfully advises the Staff that although revenue from technology services includes multi-year software licenses, the software element is not material to the Company’s overall revenue. Revenue for these software elements are accounted for under Accounting Standards Codification (ASC) 985-605, Software – Revenue Recognition.

Foreign Currency, page F-14

38.	We note your disclosure on page F-76 that Venezuela is currently designated as hyper-inflationary, and as such, all foreign currency fluctuations are recorded in income for certain account balances at the Company’s local Venezuelan operating subsidiary. Please clarify when you designated Venezuela as hyper-inflationary and applied this accounting.

Response to Comment 38:

The Company has revised the Registration Statement in Response to the Staff’s comments. Pages 80 and F-25 of Amendment No. 1 revise the Registration Statement to clarify the date when the Company designated Venezuela as hyper-inflationary and began to apply that accounting.

Stock options and stock appreciation rights, page F-42

39.	Please disclose the total amount of stock compensation expense that will be recognized upon completion of your Initial Public Offering.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Response to Comment 39:

The Company respectfully advises that Staff that these cash settled appreciation rights, or Phantom SARs, are only to be settled in cash and as such are treated as liability classified awards. Page F-39 of Amendment No. 1 revises the Registration Statement to disclose that for Phantom SARS, the Company will recognize a charge at the time of a Liquidity Event, and how that charge will be calculated. Further, the Company will revise its disclosure in Critical accounting policies to include the total amount of stock compensation expense that will be recognized upon completion of the offering once the price range has been determined.

Note 10. Income Taxes, page F-45

40.	Please clarify whether you have any undistributed earnings from non-U.S. operations for which you have not provided U.S. federal income taxes and foreign withholding taxes because you plan to reinvest earnings indefinitely outside of the United States. If so, please disclose the dollar amount of such undistributed earnings and the amount of the unrecognized deferred tax liability related to these earnings if practicable. We refer you to FASB ASC 740-30-50-2.

Response to Comment 40:

The Company respectfully advises that Staff that it does not have any undistributed earnings from non-U.S. operations for which it has not provided U.S. federal income taxes and foreign withholding taxes as the Company does not assert that it plans to reinvest earnings indefinitely outside of the United States.

41.	We note that in 2011, the Company’s effective tax rate was favorably impacted by a reduction to deferred taxes on non-U.S operations of $170 million due to a restructuring. Please clarify the nature of the restructuring and how it impacted your deferred taxes.

Response to Comment 41:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages F-44 and F-45 of Amendment No. 1 revise the Registration Statement to clarify the nature of the restructuring and how the restructuring impacted its deferred taxes.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Note 16. Earnings (loss) per share

Unaudited pro forma earnings (loss) per share, page F-55

42.	Please clarify why your weighted average shares outstanding does not include an adjustment for shares issued in the offering to repay debt and the shares issued in the offering to repay holders of outstanding cash-settled stock appreciation rights. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response to Comment 42:

The Company respectfully acknowledges the Staff’s comment and will provide an adjustment for shares issued in the offering to repay debt and the shares issued in the offering to repay holders of outstanding cash-settled stock appreciation rights once the price range of the offering has been determined.

Item 16. Exhibits and financial statement schedules, page 11-4

43.	You disclose that your primary data center is located in Carlstadt, New Jersey. Please file a copy of any agreement relating to your lease of this facility or tell us why you believe that it is not required to be filed.

Response to Comment 43:

The Company acknowledges the Staff’s comment and notes that its data center in Carlstadt, NJ is maintained through an arrangement with SunGard Availability Services LP (“SunGard”) entered into in the ordinary course of business, and not through a material lease under which the Company holds its property. Pursuant to that arrangement, the Company has located certain of its computers at SunGard’s facilities and obtains disaster recovery and other routine IT services from SunGard, which are standard in the industry and are available from numerous outsourced providers.

Exhibits

44.	We note that exhibit 10.4 omits the appendices and schedules. We also note that:

•	exhibits 10.9, 10.23, and 10.24 are undated and unsigned; and

•	exhibit 10.16 omits exhibits B and C.

Please advise.

Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

February 13, 2014

Response to Comment 44:

The Company has revised the Registration Statement in response to the Staff’s comment as follows:

•	The Company has re-filed Exhibit 10.4 with the corresponding schedules. The Company respectfully informs the Staff that there are no appendices to Exhibit 10.4.

•	The Company has re-filed Exhibits 10.9, 10.23 and 10.24, each signed and dated.

•	The Company has re-filed Exhibit 10.16 to include Exhibit B thereto. The reference to Exhibit C at the end of Exhibit 10.16 was a typographical error in the original document and no such Exhibit C exists.

*    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7527 or Louis T. Somma of our offices at (212) 841-0460.

Very truly yours,

/s/ Patrick O’Brien

Patrick O’Brien, Ropes & Gray LLP

cc:	Harvey A. Ashman (IMS Health Holdings, Inc.)

Louis T. Somma (Ropes & Gray LLP)

David Lopez (Cleary Gottlieb Steen & Hamilton LLP)